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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-9
                             (Amendment No. 14)

                   SOLICITATION/RECOMMENDATION STATEMENT

                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934

                              ITT CORPORATION

                         (Name of Subject Company)

                              ITT CORPORATION

                    (Name of Person(s) Filing Statement)

                         Common Stock, no par value
        (including the associated Series A Participating Cumulative
                     Preferred Stock Purchase Rights)
                       (Title of Class of Securities)

                                450912 10 0
                   (CUSIP Number of Class of Securities)



                           RICHARD S. WARD, Esq.
                         Executive Vice President,
                  General Counsel and Corporate Secretary
                              ITT Corporation
                        1330 Avenue of the Americas
                          New York, NY 10019-5490
                               (212) 258-1000

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                          PHILIP A. GELSTON, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, NY 10019-7475
                               (212) 474-1000


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                                INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

          The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

          On June 12, 1997, Hilton filed a first amended and supplemental complaint (the "First Amended and Supplemental Hilton Complaint") in the U.S. District Court for the District of Nevada. In addition to the relief sought in the Hilton Complaint, the First Amended and Supplemental Hilton Complaint asks the court, among other things, (i) to enjoin the Company from further delaying its annual meeting, (ii) to require the Company to conduct an auction of the Company, (iii) to enjoin the Company from selling any of the Company's assets without conducting an auction in which Hilton may participate and without stockholder approval, (iv) to require the Company to rescind its transaction with FelCor, (v) to invalidate the change of control provisions in the Company's management agreement with Felcor and to enjoin the Company from entering into any other agreements containing change of control provisions and (vi) to enjoin the Board from taking actions aimed at entrenching themselves in office. A copy of the First Amended and


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Supplemental Hilton Complaint is filed as Exhibit 61 hereto and is incorporated herein by reference. The foregoing description of the First Amended and Supplemental Hilton Complaint is not intended to be complete and is qualified in its entirety by reference to the First Amended and Supplemental Hilton Complaint.


Item 9. Exhibits.

          The response to Item 9 is hereby amended by adding the following new exhibit:


61.   First Amended and Supplemental Complaint in
      Hilton Hotels Corporation and HLT Corporation
      v. ITT Corporation, et al., CV-S-97-00095-PMP
      (RLH).


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                               SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                            ITT CORPORATION



                            By   /s/ RICHARD S. WARD
                                 -----------------------------------
                                 Name:  Richard S. Ward
                                 Title: Executive Vice President,
                                        General Counsel and
                                        Corporate Secretary


Dated as of June 13, 1997


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                             EXHIBIT INDEX


Exhibit                      Description                     Page No.
-------                      -----------                     --------

(61)        First Amended and Supplemental Complaint in
            Hilton Hotels Corporation and HLT
            Corporation v. ITT Corporation, et al., CV-
            S-97-00095-PMP (RLH)............................